SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 _____________
SCHEDULE 13G (RULE 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 ___________
(Amendment No. __)*

VIASYSTEMS GROUP, INC.
(Name of Issuer)
Common Stock	92553H803
(Title of class of securities)	(CUSIP number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☒ Rule 13d-1(d)
__________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on Following Pages Page 1

CUSIP No.	92553H803	13G	Page 2

1	NAME OF REPORTING PERSON Hicks, Muse Fund III Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0*
	6	SHARED VOTING POWER	15,562,558*
	7	SOLE DISPOSITIVE POWER	0*
	8	SHARED DISPOSITIVE POWER	15,562,558*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		15,562,558*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 76.9%
12	TYPE OF REPORTING PERSON (See Instructions) CO

* SEE ITEM 4 ON THE FOLLOWING PAGES

CUSIP No.	92553H803	13G	Page 3

1	NAME OF REPORTING PERSON Hicks Muse GP Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0*
	6	SHARED VOTING POWER	15,562,558*
	7	SOLE DISPOSITIVE POWER	0*
	8	SHARED DISPOSITIVE POWER	15,562,558*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		15,562,558*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 76.9%
12	TYPE OF REPORTING PERSON (See Instructions) PN

* SEE ITEM 4 ON THE FOLLOWING PAGES

CUSIP No.	92553H803	13G	Page 4

1	NAME OF REPORTING PERSON HM3/GP Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0*
	6	SHARED VOTING POWER	15,562,558*
	7	SOLE DISPOSITIVE POWER	0*
	8	SHARED DISPOSITIVE POWER	15,562,558*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		15,562,558*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 76.9%
12	TYPE OF REPORTING PERSON (See Instructions) PN

* SEE ITEM 4 ON THE FOLLOWING PAGES

CUSIP No.	92553H803	13G	Page 5

1	NAME OF REPORTING PERSON Hicks, Muse, Tate & Furst Equity Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0*
	6	SHARED VOTING POWER	15,562,558*
	7	SOLE DISPOSITIVE POWER	0*
	8	SHARED DISPOSITIVE POWER	15,562,558*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		15,562,558*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 76.9%
12	TYPE OF REPORTING PERSON (See Instructions) PN

* SEE ITEM 4 ON THE FOLLOWING PAGES

CUSIP No.	92553H803	13G	Page 6

1	NAME OF REPORTING PERSON HM3 Coinvestors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0*
	6	SHARED VOTING POWER	15,562,558*
	7	SOLE DISPOSITIVE POWER	0*
	8	SHARED DISPOSITIVE POWER	15,562,558*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		15,562,558*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 76.9%
12	TYPE OF REPORTING PERSON (See Instructions) PN

* SEE ITEM 4 ON THE FOLLOWING PAGES

CUSIP No.	92553H803	13G	Page 7

1	NAME OF REPORTING PERSON Hicks, Muse (1999) Fund IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0*
	6	SHARED VOTING POWER	15,562,558*
	7	SOLE DISPOSITIVE POWER	0*
	8	SHARED DISPOSITIVE POWER	15,562,558*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		15,562,558*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 76.9%
12	TYPE OF REPORTING PERSON (See Instructions) OO

* SEE ITEM 4 ON THE FOLLOWING PAGES

CUSIP No.	92553H803	13G	Page 8

1	NAME OF REPORTING PERSON Hicks, Muse GP (1999) Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0*
	6	SHARED VOTING POWER	15,562,558*
	7	SOLE DISPOSITIVE POWER	0*
	8	SHARED DISPOSITIVE POWER	15,562,558*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	15,562,558*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 76.9%
12	TYPE OF REPORTING PERSON (See Instructions) PN

* SEE ITEM 4 ON THE FOLLOWING PAGES

CUSIP No.	92553H803	13G	Page 9

1	NAME OF REPORTING PERSON HM4/GP (1999) Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0*
	6	SHARED VOTING POWER	15,562,558*
	7	SOLE DISPOSITIVE POWER	0*
	8	SHARED DISPOSITIVE POWER	15,562,558*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		15,562,558*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 76.9%
12	TYPE OF REPORTING PERSON (See Instructions) PN

* SEE ITEM 4 ON THE FOLLOWING PAGES

CUSIP No.	92553H803	13G	Page 10

1	NAME OF REPORTING PERSON HMTF Equity Fund IV (1999), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0*
	6	SHARED VOTING POWER	15,562,558*
	7	SOLE DISPOSITIVE POWER	0*
	8	SHARED DISPOSITIVE POWER	15,562,558*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		15,562,558*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 76.9%
12	TYPE OF REPORTING PERSON (See Instructions) PN

* SEE ITEM 4 ON THE FOLLOWING PAGES

CUSIP No.	92553H803	13G	Page 11

1	NAME OF REPORTING PERSON HMTF Private Equity Fund IV (1999), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0*
	6	SHARED VOTING POWER	15,562,558*
	7	SOLE DISPOSITIVE POWER	0*
	8	SHARED DISPOSITIVE POWER	15,562,558*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		15,562,558*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 76.9%
12	TYPE OF REPORTING PERSON (See Instructions) PN

* SEE ITEM 4 ON THE FOLLOWING PAGES

CUSIP No.	92553H803	13G	Page 12

1	NAME OF REPORTING PERSON HM 4-SBS (1999) Coinvestors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0*
	6	SHARED VOTING POWER	15,562,558*
	7	SOLE DISPOSITIVE POWER	0*
	8	SHARED DISPOSITIVE POWER	15,562,558*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		15,562,558*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 76.9%
12	TYPE OF REPORTING PERSON (See Instructions) PN

* SEE ITEM 4 ON THE FOLLOWING PAGES

CUSIP No.	92553H803	13G	Page 13

1	NAME OF REPORTING PERSON HM 4-EQ (1999) Coinvestors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0*
	6	SHARED VOTING POWER	15,562,558*
	7	SOLE DISPOSITIVE POWER	0*
	8	SHARED DISPOSITIVE POWER	15,562,558*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		15,562,558*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 76.9%
12	TYPE OF REPORTING PERSON (See Instructions) PN

* SEE ITEM 4 ON THE FOLLOWING PAGES

CUSIP No.	92553H803	13G	Page 14

1	NAME OF REPORTING PERSON HM Fund IV Cayman, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0*
	6	SHARED VOTING POWER	15,562,558*
	7	SOLE DISPOSITIVE POWER	0*
	8	SHARED DISPOSITIVE POWER	15,562,558*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		15,562,558*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 76.9%
12	TYPE OF REPORTING PERSON (See Instructions) OO

* SEE ITEM 4 ON THE FOLLOWING PAGES

CUSIP No.	92553H803	13G	Page 15

1	NAME OF REPORTING PERSON HM GP Partners IV Cayman, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0*
	6	SHARED VOTING POWER	15,562,558*
	7	SOLE DISPOSITIVE POWER	0*
	8	SHARED DISPOSITIVE POWER	15,562,558*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	15,562,558*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 76.9%
12	TYPE OF REPORTING PERSON (See Instructions) PN

* SEE ITEM 4 ON THE FOLLOWING PAGES

CUSIP No.	92553H803	13G	Page 16

1	NAME OF REPORTING PERSON HM Equity Fund IV/GP Partners (1999), C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0*
	6	SHARED VOTING POWER	15,562,558*
	7	SOLE DISPOSITIVE POWER	0*
	8	SHARED DISPOSITIVE POWER	15,562,558*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		15,562,558*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 76.9%
12	TYPE OF REPORTING PERSON (See Instructions) PN

* SEE ITEM 4 ON THE FOLLOWING PAGES

CUSIP No.	92553H803	13G	Page 17

1	NAME OF REPORTING PERSON Hicks, Muse PG - IV (1999), C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0*
	6	SHARED VOTING POWER	15,562,558*
	7	SOLE DISPOSITIVE POWER	0*
	8	SHARED DISPOSITIVE POWER	15,562,558*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		15,562,558*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 76.9%
12	TYPE OF REPORTING PERSON (See Instructions) PN

* SEE ITEM 4 ON THE FOLLOWING PAGES

CUSIP No.	92553H803	13G	Page 18

1	NAME OF REPORTING PERSON Mr. Edward Herring
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0*
	6	SHARED VOTING POWER	15,562,558*
	7	SOLE DISPOSITIVE POWER	0*
	8	SHARED DISPOSITIVE POWER	15,562,558*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		15,562,558*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 76.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

* SEE ITEM 4 ON THE FOLLOWING PAGES

ITEM 1.	NAME OF ISSUER AND ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

(a) – (b)   This statement on Schedule 13G (this “Schedule 13G”) is being filed with respect to shares of common stock, par value $0.01 per share (“Common Stock”), of Viasystems Group, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 101 South Hanley Road, Suite 400, St. Louis, Missouri  63105.

ITEM 2.         NAME OF PERSON FILING

(a)        Name of Person Filing:

This Schedule 13G is being filed by each of:

Hicks, Muse Fund III Incorporated (“Fund III Incorporated”)
Hicks Muse GP Partners III, L.P. (“GP Partners III”)
HM3/GP Partners, L.P. (“HM3”)
Hicks, Muse, Tate & Furst Equity Fund III, L.P.                                                                                     (“Equity Fund III”)
HM3 Coinvestors, L.P.                                           (“HM3 Coinvestors”)
Hicks, Muse (1999) Fund IV, LLC (“Fund IV LLC”)
Hicks, Muse GP (1999) Partners IV, L.P. (“GP Partners IV”)
HM4/GP (1999) Partners, L.P. (“HM4”)
HMTF Equity Fund IV (1999), L.P. (“Equity Fund IV”)
HMTF Private Equity Fund IV (1999), L.P. (“Private Equity Fund IV”)
HM 4-SBS (1999) Coinvestors, L.P. (“SBS Coinvestors”)
HM 4-EQ (1999) Coinvestors, L.P. (“EQ Coinvestors”)
HM Fund IV Cayman, LLC (“Fund IV Cayman”)
HM GP Partners IV Cayman, L.P. (“Partners IV Cayman”)
HM Equity Fund IV/GP Partners (1999), C.V. (“HM IV CV”)
Hicks, Muse PG - IV (1999), C.V. (“PG-IV”)
Edward Herring (“Mr. Herring”)

Fund III Incorporated, GP Partners III, HM3, Equity Fund III, HM3 Coinvestors, Fund IV LLC, GP Partners IV, HM 4, Equity Fund IV, Private Equity Fund IV, SBS Coinvestors, EQ Coinvestors, Fund IV Cayman, Partners IV Cayman, HM IV CV, PG-IV and Mr. Herring are referred to herein collectively as the “Reporting Persons.”

(b)        Address of Principal Business Office of each of the Reporting Persons:

c/o HM Capital Partners
200 Crescent Court, Suite 1600
Dallas, TX  75201

(c)        Citizenship of each of the Reporting Persons:

Fund III Incorporated:  Texas
GP Partners III:  Texas
HM3:  Texas
Equity Fund III:  Delaware
HM3 Coinvestors:  Delaware
Fund IV LLC:  Texas
GP Partners IV:  Texas
HM4:  Texas
Equity Fund IV:  Texas
Private Equity Fund IV:  Texas

SBS Coinvestors:  Texas
EQ Coinvestors:  Texas
Fund IV Cayman:  Cayman Islands
Partners IV Cayman:  Cayman Islands
HM IV CV:  Netherlands
PG-IV:  Netherlands
Mr. Herring:  United States

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)	CUSIP Number:

92553H803

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK THE APPROPRIATE BOX.

Not applicable.

ITEM 4.         OWNERSHIP

(a) – (c)                                Based on the existing relationships between the Reporting Persons, as described below, the Reporting Persons may be deemed to be the beneficial owners of 15,562,558 shares of Common Stock (the “Reported Shares”), which constitute 76.9% of the total Common Stock outstanding.  The percentage ownership of the Reporting Persons is based on 20,238,085 shares of Common Stock outstanding as of February 4, 2011, as reported by the Issuer in its Form 10-K for the year ended ended December 31, 2010 filed with the Securities and Exchange Commission on February 9, 2011.

VG Holdings, LLC (“Holdings”) is the record holder of the Reported Shares.  Each of Equity Fund III, HM3 Coinvestors, Equity Fund IV, Private Equity Fund IV, SBS Coinvestors, EQ Coinvestors, and PG-IV (collectively the “HM Members”) are parties to that certain Limited Liability Company Agreement of Holdings, dated as of February 11, 2010, among the HM Members, TCW Shared Opportunities Fund III, L.P., and GSC Recovery II, L.P. and certain of its affiliates, pursuant to which such persons (each an “Investor Party”) have agreed to, among other things, designate up to five (5) nominees for election to the board of directors of the Issuer and to cause Holdings to vote the Reported Shares in favor of such nominees.  In addition, the Investor Parties have agreed that (i) the Reported Shares may not be sold or otherwise disposed of prior to a specified date without the unanimous approval of the board of managers of Holdings, and (ii) under certain circumstances, to cause Holdings to vote the Reported Shares in favor of certain business combination transactions involving the Issuer.  As a result, the Investor Parties may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended, and each Investor Party may be deemed to beneficially own Reported Shares that may be beneficially owned by other Investor Parties.  The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons and/or the Investor Parties are a group, or have agreed to act as a group, and each of the HM Members hereby disclaims beneficial ownership of any Reported Shares that may be beneficially owned by any other Investor Party (including any other HM Member), except to the extent of its pecuniary interest therein.

HM3 is the sole general partner of Equity Fund III.  GP Partners III is the sole general partner of HM3.  Fund III Incorporated is the sole general partner of  GP Partners III.  As a result, each of HM3, GP Partners III and Fund III Incorporated may be deemed to beneficially own any Reported Shares beneficially owned by Equity Fund III, and each of HM3, GP Partners III and Fund III Incorporated disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

GP Partners III is the sole general partner of HM3 Coinvestors.  Fund III Incorporated is the sole general partner of GP Partners III.  As a result, each of GP Partners III and Fund III Incorporated may be deemed to beneficially own any Reported Shares beneficially owned by HM3 Coinvestors, and each of GP Partners III and Fund III Incorporated disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

HM4 is the sole general partner of each of Equity Fund IV and Private Equity Fund IV.  GP Partners IV is the sole general partner of HM4.  Fund IV LLC is the sole general partner of GP Partners IV.  As a result, each of HM4, GP Partners IV and Fund IV LLC may be deemed to beneficially own any Reported Shares beneficially owned by either Equity Fund IV or Private Equity Fund IV, and each of HM4, GP Partners IV and Fund IV LLC disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

GP Partners IV is the sole general partner of each of SBS Coinvestors and EQ Coinvestors.  Fund IV LLC is the sole general partner of  GP Partners IV.  As a result, each of GP Partners IV and Fund IV LLC may be deemed to beneficially own any Reported Shares beneficially owned by either SBS Coinvestors or EQ Coinvestors, and each of GP Partners IV and Fund IV LLC disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

HM IV CV is the sole general partner of PG-IV.  Partners IV Cayman is the sole general partner of HM IV CV.  Fund IV Cayman (collectively with Fund III Incorporated and Fund IV LLC, the “General Partners”) is the sole general partner of  Partners IV Cayman.  As a result, each of HM IV CV, Partners IV Cayman and Fund IV Cayman may be deemed to beneficially own any Reported Shares beneficially owned by PG-IV, and each of HM IV CV, Partners IV Cayman and Fund IV Cayman disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Mr. Herring was designated by the HM Members to serve, and currently serves, as one of the two members of the Board of Managers of Holdings.  As a result, Mr. Herring may be deemed to beneficially own all of the Reported Shares held by Holdings.  Mr. Herring disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

John R. Muse, Andrew S. Rosen and Joe Colonnetta are the voting members of a committee that exercises, on behalf of the General Partners, voting and dispositive powers over the Reported Shares held by the HM Members.  No single member of the committee has dispositive and/or voting power over such shares.  As a result of the foregoing, each of Messrs. Muse, Rosen and Colonnetta may be deemed to beneficially own all or a portion of the Reported Shares held by the HM Members.  Each of Messrs. Muse, Rosen and Colonnetta disclaims the existence of a group and disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [  ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

 Not applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:           February 14, 2011

HICKS, MUSE FUND III INCORPORATED

By: /s/   David W. Knickel
      Name: David W. Knickel
      Title:   Vice President

HICKS MUSE GP PARTNERS III, L.P.
By: Hicks, Muse Fund III Incorporated, its general partner

By: /s/   David W. Knickel
                                                                              Name: David W. Knickel
      Title:   Vice President

HM3/GP PARTNERS, L.P.
By: Hicks, Muse GP Partners III, L.P., its general partner
By: Hicks, Muse Fund III Incorporated, its general partner

By: /s/   David W. Knickel
                                                                              Name: David W. Knickel
      Title:   Vice President

HICKS, MUSE, TATE & FURST EQUITY FUND III,  L.P.
By: HM3/GP Partners, L.P., its general partner
By: Hicks, Muse GP Partners III, L.P., its general partner
By: Hicks, Muse Fund III Incorporated, its general partner

By: /s/   David W. Knickel
      Name: David W. Knickel
      Title:   Vice President

HM3 COINVESTORS, L.P.
By: Hicks, Muse GP Partners III, L.P., its general partner
By: Hicks, Muse Fund III Incorporated, its general partner

By: /s/   David W. Knickel
                                                                              Name: David W. Knickel
      Title:   Vice President

HICKS, MUSE (1999) FUND IV, LLC

By: /s/   David W. Knickel
                                                                              Name: David W. Knickel
      Title:   Vice President

HICKS, MUSE GP (1999) PARTNERS IV, L.P.
By: Hicks, Muse (1999) Fund IV, LLC, its general partner

By: /s/   David W. Knickel
                                                                              Name: David W. Knickel
      Title:   Vice President

HM4/GP (1999) PARTNERS, L.P.
By: Hicks, Muse GP (1999) Partners IV, L.P., its general partner
By: Hicks, Muse (1999) Fund IV, LLC, its general partner

By: /s/   David W. Knickel
                                                                              Name: David W. Knickel
      Title:   Vice President

HMTF EQUITY FUND IV (1999), L.P.
By: HM4/GP (1999) Partners, L.P., its general partner
By: Hicks, Muse GP (1999) Partners IV, L.P., its general partner
By: Hicks, Muse (1999) Fund IV, LLC, its general partner

By:
      Name: David W. Knickel
      Title:   Vice President

HMTF PRIVATE EQUITY FUND IV (1999), L.P.
By: HM4/GP (1999) Partners, L.P., its general partner
By: Hicks, Muse GP (1999) Partners IV, L.P., its general partner
By: Hicks, Muse (1999) Fund IV, LLC, its general partner

By: /s/   David W. Knickel
                                                                              Name: David W. Knickel
      Title:   Vice President

HM 4-SBS (1999) COINVESTORS, L.P.
By: Hicks, Muse GP (1999) Partners IV, L.P., its general partner
By: Hicks, Muse (1999) Fund IV, LLC, its general partner

By: /s/   David W. Knickel
                                                                              Name: David W. Knickel
      Title:   Vice President

HM 4-EQ (1999) COINVESTORS, L.P.
By: Hicks, Muse GP (1999) Partners IV, L.P., its general partner
By: Hicks, Muse (1999) Fund IV, LLC, its general partner

By: /s/   David W. Knickel
                                                                              Name: David W. Knickel
      Title:   Vice President

HM FUND IV CAYMAN, LLC

By: /s/   David W. Knickel
                                                                              Name: David W. Knickel
      Title:   Vice President

HM GP PARTNERS IV CAYMAN, L.P.
By: HM Fund IV Cayman, LLC, its general partner

By: /s/   David W. Knickel
                                                                              Name: David W. Knickel
      Title:   Vice President

HM EQUITY FUND IV/GP PARTNERS (1999), C.V.
By: HM GP Partners IV Cayman, L.P., its general partner
By: HM Fund IV Cayman, LLC, its general partner

By: /s/   David W. Knickel
                                                                              Name: David W. Knickel
      Title:   Vice President

HICKS, MUSE PG - IV (1999), C.V.
By: HM Equity Fund IV/GP Partners (1999), C.V., its general partner
By: HM GP Partners IV Cayman, L.P., its general partner
By: HM Fund IV Cayman, LLC, its general partner

By: /s/   David W. Knickel
                                                                              Name: David W. Knickel
      Title:   Vice President

  /s/  Edward Herring
EDWARD HERRING

EXHIBIT INDEX

Exhibit No.
1
Joint Filing Agreement, dated February 14, 2011, by and among Hicks Muse Fund III Incorporated; Hicks Muse GP Partners III, L.P.; HM3/GP Partners, L.P.; Hicks, Muse, Tate & Furst Equity Fund III, L.P.; HM3 Coinvestors, L.P.; Hicks, Muse (1999) Fund IV, LLC; Hicks, Muse GP (1999) Partners IV, L.P.; HM4/GP (1999) Partners, L.P.; HMTF Equity Fund IV (1999), L.P.; HMTF Private Equity Fund IV (1999), L.P.; HM 4-SBS (1999) Coinvestors, L.P.; HM 4-EQ (1999) Coinvestors, L.P.; HM Fund IV Cayman, LLC; HM GP Partners IV Cayman, L.P.; HM Equity Fund IV/GP Partners (1999), C.V.; Hicks, Muse PG - IV (1999), C.V. and Edward Herring.